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October 18, 2013

Via Edgar Submission and Courier

Mr. Duc Dang, Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Homes 4 Rent
Amendment No. 1 to Registration Statement on Form S-11
Filed October 8, 2013
File No. 333-191015

Dear Mr. Dang:

On behalf of our client, American Homes 4 Rent (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) received by the Company in your letter dated October 16, 2013, with regard to the Company’s above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-191015) (the “Registration Statement”) filed on October 8, 2013.

For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that was filed with the Commission today and is marked to indicate changes from Amendment No. 1. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 2. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

Home Price Appreciation Factor, page 182

1.	In this section you refer to 21 MSAs while still presenting only 20 MSAs in subsequent tables. Please revise to reconcile or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 183 of Amendment No. 2 to clarify that the Company’s Dallas-Fort Worth, Texas market is comprised of two MSAs, the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions.

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 18, 2013

2.	It appears that the formula for HPAx for each MSA could be negative if the most recent POI is less than its June 30, 2013 value. In that situation, please clarify if the negative HPAx is incorporated into the calculation of the cumulative HPA amount until the cumulative figure is zero.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 183 of Amendment No. 2 to clarify that the change in HPA for each MSA since June 30, 2013 will be included in the calculation of “Cumulative HPA” regardless of whether it is positive, negative or zero. However, a cumulative net negative HPA Amount would be disregarded in calculating the amounts that investors would receive upon a Liquidation Event. Upon any Liquidation Event, investors will receive, at a minimum, the $25.00 initial liquidation preference plus any accrued but unpaid dividends.

3.	We note your response to comment 8 in our letter dated September 27, 2013. We also note the revised disclosure that the company will select a publicly available alternative source or sources if the FHFA no longer publishes the POI. We have the following comments:

•	How would the company select an alternative reference for calculating the HPA amount?

•	How can the company ensure that an alternative reference for calculating the HPA amount will be publicly available?

•	How will the company calculate the HPA amount if an alternative reference is not publicly available?

•	Does the company contemplate using an alternative reference that is not an index such as the POI?

•	How would the company advise investors of the change in the reference for calculating the HPA amount?

•	Would a change in the reference for calculating the HPA amount constitute a change to a material term of the security being registered? If so, what rights would investors have to agree to such change?

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 18, 2013

The Company will select, in good faith, an alternative source for calculating the HPA Amount, if needed, after a thorough examination of publicly available indices at the time that are reasonably comparable to the POI. Like the POI, the Company intends to identify an index that is a transparent, independent and reliable source from which to calculate the cumulative change in home price values for its top 20 markets. However, there can be no assurance that a suitable alternative source will be publicly available. If such a source is not publicly available, the Company will, at its option, either redeem or convert the Series A Participating Preferred Shares within 135 days after the date that the POI was last published, at the redemption price (if a redemption) or conversion price (if a conversion) described in the applicable section of Amendment No. 2. If the Company selects an alternative source, the Company will disclose the new source on the “For Investors” page of its corporate website and in a Current Report on Form 8-K filed with the Commission. The Company has revised the disclosure on pages 59 and 183-184 of Amendment No. 2 to clarify these points. The Company does not believe that the selection of an alternative source would constitute a change to a material term of the security. Any alternative source would be selected by the Company in good faith following a thorough examination of publicly available indices and would continue to measure the changes in value from June 30, 3013 of purchase prices of single-family homes located in the Company’s top 20 markets in a manner that is reasonably comparable to the POI. While the original source of the data in the index may change for reasons beyond the Company’s control, substituting a similar public third party index would not change the basic economic terms of the security, nor would it change the legal terms of the security in any way. In this respect, we note that the terms of the security have been pre-cleared by the Maryland State Department of Assessments and Taxation as well as the New York Stock Exchange. The contingency provisions addressing a potential disruption in the publication of the POI already exist in the Articles Supplementary of the security. Investors will be aware of them at the time they purchase the security because the Company is disclosing all the terms including this contingency provision in the Articles Supplementary and Amendment No. 2. In addition, if an alternative index is utilized, no amendment to the terms of the security will be required to reflect the new index in accordance with the provisions of the Articles Supplementary and the disclosure in Amendment No. 2.

* * * * *

In addition, in response to an oral comment from the Staff, the Company is registering in Amendment No. 2 the common shares of beneficial interest that may be issuable upon conversion of the Series A Participating Preferred Shares.

The Company respectfully believes that the responses above and the proposed revisions to the disclosure contained in Amendment No. 2 are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (202) 637-8357.

            Sincerely,

            /s/ James E. Showen

            James E. Showen

            Partner

Enclosure

Mr. Duc Dang

U.S. Securities and Exchange Commission

October 18, 2013

cc:	Sandra B. Hunter, Securities and Exchange Commission
Sara H. Vogt-Lowell, American Homes 4 Rent
G. Allen Hicks, Hogan Lovells US LLP
William J. Cernius, Latham & Watkins LLP